FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press Release

INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay an interim dividend in respect of the financial year 2003 of €0.74 per ordinary share. This represents an increase of 2.8% over the 2002 interim dividend.

The amount to be paid in dollars to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on July 29, 2003. The interim dividend will be paid on September 17, 2003, to the holders of record of shares of New York Registry at the close of business on July 29, 2003.

The shares will be traded ex-dividend in New York as of July 25, 2003.

Taxation
The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organisations administering or providing pension or other employee benefits may be reduced to 0% provided such organisations have complied with the applicable certification requirements. Certain other tax-exempt organisations, e.g. charities, may reclaim 25% tax withheld provided certain conditions are met.

The Hague, July 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 24 July 2003

President/Managing Director	General Attorney

(J. van der Veer)	(M.C.M. Brandjes)